

February 27, 2023

JD Larsen
Chief Financial Officer
Chosen, Inc.
4 S 2600 W
Suite 5
Hurricane, UT 84737

> **Re: Chosen, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed February 2, 2023**
> **File No. 000-56519**

Dear JD Larsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G, filed February 2, 2023

Item 1. Business, page 5

1. We note your disclosure elsewhere in the registration statement that you have a trademark for *The Chosen*. In this section, please disclose any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration. Refer to Item 101(h)(4)(vii).

Employees, page 8

2. We note your disclosure of total employees; please distinguish between part-time and full-time employees. Refer to Item 101(h)(4)(xii).

Government or Regulatory Approval and Compliance, page 8

3.   We note your disclosure that you are not subject to any industry specific governmental or regulatory approval or compliance. However, when visiting the website "thechosen.tv" viewers are asked to provide their personal information. To the extent material to your business, please disclose your regulatory approval or compliance, if any, with national or international data privacy laws. Refer to Item 101(h)(4)(viii). If any data privacy disclosure is needed, please also include appropriate risk factor disclosure.

Item 1A. Risk Factors, page 10

4.   We note statements from you website and statements made in the press that The Chosen is a donation financed enterprise. Please disclose any risks that may arise from being reliant on charitable donations to finance your film production. In addition, we note press statements from Dallas Jenkins that the partnership with the Come and See Foundation will allow viewers to "*donate to the Come and See Foundation and receive a tax deduction, more people able to contribute more significantly.*" Please also disclose any risks that may arise from relying on specific tax exemptions to finance your film production.

5.   Please add a new risk factor addressing the risks associated with the holders of Series A Common Stock having ten votes per share while the holders of Series B Common Stock have only one vote per share.

Reliance on Personnel - The Company will depend heavily on creative and production personnel to produce the Series, page 13

6.   Please revise this risk factor to more specifically identify key personnel needed for the production of The Chosen. For instance, please revise to state you have employment agreements in place with your key personnel.

Conflicts of Interest Because the Company was founded as a single purpose company to produce the Series . . ., page 15

7.   Please expand this risk factor to disclose the specific actual or potential conflicts of interest that have arisen in the past. In addition, please expand the heading for the risk factor and the scope of the risk factor to encompass matters beyond those arising from your status as a single purpose company, as it appears the factual basis for the conflicts risk you face is broader than that. Finally, please expand this risk factor, or add a new risk factor, to address your apparent lack of policies and procedures for the review, approval, or ratification of transactions with related parties.

Item 2. Financial Information
Results of Operations
Overview, page 17

8.   Please briefly address the place of charitable donations as an income stream. In this regard, on page 6 you disclose your right to receive 90% of the donation net proceeds received by CAS.

9.   We note your disclosure that the sale of merchandise is a material part of your business. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Item 3. Properties., page 23

10.   We note your disclosure here stating that you own the film set in Midlothian, Texas. However, on page 12 you disclose that "both the set and the film campus are built on land owned by the Salvation Army." Please clarify this discrepancy.

11.   We note your disclosure here and on page 12 regarding the terms of your filming location leases. To provide additional context to investors, please disclose the duration of each lease.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 23

12.   In footnote 3 to the table, please identify by name all the officers and directors who are members of The Chosen Productions, LLC.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 28

13.   Please revise your disclosure to state whether any of your directors are independent. Refer to Item 407(a).

14.   Please provide all of the information required by the applicable provisions of Item 404 of Regulation S-K. In this regard, we draw your attention to the extended look-back period under Item 404(d), which covers the two fiscal years preceding your last fiscal year, and we note, for example, potentially disclosable transaction activity in 2020 and 2021 relating to the 2018 Angel Studios License Agreement.

Item 11. Description of Registrants Securities to be Registered, page 30

15.   Please remove from the italicized introductory paragraph the qualification by reference to the Delaware statutory and common law.

Exhibits

16.   Please file as exhibits the Salvation Army lease agreements discussed in your risk factors on page 12. See Item 601(b)(10) of Regulation S-K.

17.   We note on page 33 you reference to a future amended and restated certificate of incorporation and by-laws. Please file your amended and restated certificate of incorporation and by-laws as exhibits once they are available.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc: Giovanni Caruso